Exhibit 99.1

JOINT FILING AGREEMENT

Each of Bay City Capital LLC, Bay City Capital Management V LLC, Bay City Capital Fund V, L.P., Bay City Capital Fund V Co-Investment Fund, L.P. and Bay City Capital Coöperatief U.A. hereby express its agreement that the attached Schedule 13D (and any amendments thereto) relating to the securities of Merus, N.V. is filed on behalf of each of them.

Date: May 27, 2016

/s/ Lionel Carnot
Lionel Carnot, Managing Director Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management V LLC in its capacity as manager thereof; for and on behalf of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management V LLC, the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P; and for and on behalf of Bay City Capital Coöperatief U.A. in its capacity as a member thereof.